Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262596

PROSPECTUS SUPPLEMENT NO. 3

(To the Prospectus dated May 13, 2022)

Up to 230,923,357 Shares of Common Stock

Up to 14,891,667 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 9,466,973 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated May 13, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-262596). This prospectus supplement is being filed to update and supplement the information in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 21, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 14,891,667 shares of our common stock, par value $0.0001 per share (the “common stock”), which consists of (i) up to 6,266,667 shares of common stock issuable upon the exercise of warrants (the “Private Placement Warrants”) originally issued in a private placement to XPDI Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and certain funds and accounts managed by subsidiaries of BlackRock, Inc. in connection with the initial public offering of Power & Digital Infrastructure Acquisition Corp. (“XPDI”) and (ii) up to 8,625,000 shares of common stock issuable upon the exercise of warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of XPDI.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in this prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 230,923,357 shares of common stock consisting of (a) up to 8,625,000 Founder Shares issued at approximately $0.003 per share in a private placement in connection with the initial public offering of XPDI, (b) up to 6,266,667 shares of common stock issuable upon exercise of the Private Placement Warrants, which Private Placement Warrants were originally purchased at a price of $1.50 per Private Placement Warrant, (c) up to 135,138,675 shares of common stock (including shares issuable upon the exercise of convertible securities) held by certain affiliates of our company (including (1) 87,344,633 shares of common stock issued pursuant to the merger agreement (as defined below) in connection with the Business Combination (as defined below) as merger consideration at an acquiror share value of $10.00 per share, (2) 3,200,306 shares of common stock issuable upon the exercise of Core assumed warrants, which Core assumed warrants have an exercise price of $0.84 per share after giving effect to the Business Combination, (3) 24,962,264 shares of common stock issuable upon the settlement of restricted stock units, which were assumed by Core and converted into restricted stock units for Core common stock in connection with the Business Combination based on an acquiror share value of $10.00 per share, (4) 811,917 shares of common stock underlying restricted stock awards, which were assumed by Core and converted into restricted stock awards for Core common stock in connection with the Business Combination based on an acquiror share value of $10.00 per share, and (5) 18,819,555 shares of common stock issuable upon the exercise of stock options, which have a weighted average exercise price of $9.41 per share), (d) up to 80,893,015 shares of common stock issuable upon conversion of certain Convertible Notes, which were initially issued by Legacy Core (as defined below) in an aggregate principal amount of $514.8 million and are convertible into Core common stock at $8.00 per share, and (ii) up to 9,466,973 warrants to purchase common stock consisting of (a) up to 6,266,667 Private Placement Warrants, which were originally issued at a price of $1.50 per Private Placement Warrant, and (b) up to 3,200,306 warrants initially issued by Legacy Core held by certain affiliates of our company, which Core assumed warrants have an exercise price of $0.84 per share after giving effect to the Business Combination.

Our common stock and Public Warrants are listed on the Nasdaq Global Select Market under the symbols “CORZ” and “CORZW,” respectively. On July 20, 2022, the last reported sales price of our common stock was $2.02 per share and the last reported sales price of our Public Warrants was $0.42 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated July 21, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 20, 2022

CORE SCIENTIFIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40046	86-1243837
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

210 Barton Springs Road Suite 300 Austin, Texas	78704
(Address of principal executive offices)	(Zip Code)

(425) 998-5300

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	CORZ	The Nasdaq Global Select Market
Warrants, exercisable for shares of common stock	CORZW	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On July 20, 2022, Core Scientific, Inc. (the “Company”) entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley”). Pursuant to the Purchase Agreement, subject to the satisfaction of the conditions set forth in the Purchase Agreement, the Company will have the right to sell to B. Riley, up to $100,000,000 of shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of Common Stock pursuant to the Purchase Agreement, and the timing of any sales, are solely at the Company’s option, and the Company is under no obligation to sell any securities to B. Riley under the Purchase Agreement.

Upon the initial satisfaction of the conditions to B. Riley’s purchase obligations set forth in the Purchase Agreement (the “Commencement”), including that a registration statement registering under the Securities Act of 1933, as amened (the “Securities Act”), for the resale by B. Riley of the shares of Common Stock issued to it pursuant to the Purchase Agreement be declared effective by the Securities and Exchange Commission (the “SEC”), the Company will have the right, but not the obligation, from time to time at the Company’s sole discretion over the 24-month period beginning on the date the Commencement occurs (the “Commencement Date”), to direct B. Riley to purchase a specified number of shares of Common Stock (each, a “Purchase”), not to exceed the lesser of (such lesser number of shares, the “Purchase Maximum Amount”): (i) 3,000,000 shares of Common Stock and (ii) 20.0% of the total aggregate number (or volume) of shares of the Company’s Common Stock traded on the Nasdaq Global Select Market (“Nasdaq”) during the applicable Purchase Valuation Period (as defined below) for such Purchase (such specified number of shares to be purchase by B. Riley in such Purchase, adjusted to the extent necessary to give effect to the applicable Purchase Maximum Amount and certain additional limitations set forth in the Purchase Agreement, the “Purchase Share Amount”), by timely delivering written notice to B. Riley (each, a “Purchase Notice”) prior to 9:00 a.m., New York City time, on any trading day (each, a “Purchase Date”), so long as (a) the closing sale price of the Company’s Common Stock on Nasdaq on the trading day immediately prior to such Purchase Date is not less than $1.00, subject to adjustment as set forth in the Purchase Agreement (such price, as may be adjusted from time to time in accordance with the Purchase Agreement, the “Threshold Price”), and (b) all shares of Common Stock subject to all prior purchases effected by the Company under the Purchase Agreement have been received by B. Riley prior to the time the Company delivers such Purchase Notice to B. Riley.

The per share purchase price that B. Riley is required to pay for shares of the Company’s Common Stock in a Purchase effected by the Company pursuant to the Purchase Agreement, if any, will be determined by reference to the volume weighted average price (“VWAP”) of the Common Stock, calculated in accordance with the Purchase Agreement, for the period (the “Purchase Valuation Period”) beginning at the official open (or “commencement”) of the regular trading session on Nasdaq on the applicable Purchase Date for such Purchase, and ending at the earliest to occur of (i) 3:59 p.m., New York City time, on such Purchase Date or such earlier time publicly announced by the trading market as the official close of the regular trading session on such Purchase Date, (ii) such time that the total aggregate number (or volume) of shares of Common Stock traded on Nasdaq during such Purchase Valuation Period (calculated in accordance with the Purchase Agreement) reaches the applicable share volume maximum amount for such Purchase (the “Purchase Share Volume Maximum”), calculated by dividing (a) the applicable Purchase Share Amount for such Purchase, by (b) 0.20, and (iii) such time that the trading price of a share of Common Stock on Nasdaq during such Purchase Valuation Period (calculated in accordance with the Purchase Agreement) falls below the applicable minimum price threshold for such Purchase specified by the Company in the Purchase Notice for such Purchase, or if the Company does not specify a minimum price threshold in such Purchase Notice, a price equal to 75.0% of the closing sale price of the Common Stock on the trading day immediately prior to the applicable Purchase Date for such Purchase (the “Minimum Price Threshold”), less a fixed 3.0% discount to the VWAP for such Purchase Valuation Period.

In addition to the regular Purchases described above, after the Commencement, the Company will also have the right, but not the obligation, subject to the continued satisfaction of the conditions set forth in the Purchase Agreement, to direct B. Riley to purchase, on any trading day, including the same Purchase Date on which a regular Purchase is effected (if any, although the Company is not required to effect an earlier regular Purchase on such trading day), a specified number of shares of Common Stock (each, an “Intraday Purchase”), not to exceed the lesser of (such lesser number of shares, the “Intraday Purchase Maximum Amount”): (i) 3,000,000 shares of Common Stock and (ii) 20.0% of the total aggregate volume of shares of the Company’s Common Stock traded on Nasdaq during the applicable “Intraday Purchase Valuation Period” (determined in the same manner as for a regular Purchase) for such Intraday Purchase (such specified number of shares, adjusted to the extent necessary to give effect to the applicable Intraday Purchase Maximum Amount, the “Intraday Purchase Share Amount”), by the delivery to B. Riley of an irrevocable written purchase notice, eachan Intraday Purchase Notice (as defined below), after 10:00 a.m., New York City time (and after the Purchase Valuation Period for any prior regular Purchase (if any) and the Intraday Purchase Valuation Period for the most recent prior Intraday Purchase effected on the same Purchase Date (if any) have ended), and prior to 3:00 p.m., New York City time, on such Purchase Date, (each, an “Intraday Purchase Notice”) so long as (i) the closing sale price of the Common Stock on the trading day immediately prior to such Purchase Date is not less than the Threshold Price and (ii) all shares of Common Stock subject to all prior Purchases and all prior Intraday Purchases by B. Riley under the Purchase Agreement have been received by B. Riley prior to the time the Company delivers such Intraday Purchase Notice to B. Riley.

The per share purchase price for the shares of Common Stock that the Company elects to sell to B. Riley in an Intraday Purchase pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a regular Purchase (including the same fixed percentage discounts to the applicable VWAP as in the case of a regular Purchase, as described above), provided that the VWAP for each Intraday Purchase effected on a Purchase Date will be calculated over different periods during the regular trading session on Nasdaq on such Purchase Date, each of which will commence and end at different times on such Purchase Date.

There is no upper limit on the price per share that B. Riley could be obligated to pay for the Common Stock the Company may elect to sell to it in any Purchase or any Intraday Purchase under the Purchase Agreement. In the case of Purchases and Intraday Purchases effected by the Company under the Purchase Agreement, if any, all share and dollar amounts used in determining the purchase price per share of Common Stock to be purchased by B. Riley in a Purchase or an Intraday Purchase (as applicable), or in determining the applicable maximum purchase share amounts or applicable volume or price threshold amounts in connection with any such Purchase or Intraday Purchase (as applicable), in each case, will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during any period used to calculate such per share purchase price, maximum purchase share amounts or applicable volume or price threshold amounts.

From and after Commencement, the Company will control the timing and amount of any sales of Common Stock to B. Riley. Actual sales of shares of Common Stock to B. Riley under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among other things, market conditions, the trading price of the Common Stock and determinations by us as to the appropriate sources of funding for its business and its operations.

Under the applicable Nasdaq rules, in no event may the Company issue to B. Riley under the Purchase Agreement more than 70,289,880 shares of Common Stock, which number of shares is equal to approximately 19.99% of the shares of the Common Stock outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless (i) the Company obtains stockholder approval to issue shares of Common Stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules, or (ii) the average price per share paid by B. Riley for all of the shares of Common Stock that the Company directs B. Riley to purchase from the Company pursuant to the Purchase Agreement, if any, equals or exceeds $1.75 per share (representing the lower of the official closing price of the Company’s Common Stock on Nasdaq on the trading day immediately preceding the date of the Purchase Agreement and the average official closing price of the Company’s Common Stock on Nasdaq for the five consecutive trading days ending on the trading day immediately preceding the date of the Purchase Agreement, as adjusted pursuant to applicable Nasdaq rules). Moreover, the Company may not issue or sell any shares of Common Stock to B. Riley under the Purchase Agreement which, when aggregated with all other shares of Common Stock then beneficially owned by B. Riley and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder), would result in B. Riley beneficially owning more than 4.99% of the outstanding shares of Common Stock.

The net proceeds to the Company from sales that the Company elects to make to B. Riley under the Purchase Agreement, if any, will depend on the frequency and prices at which the Company sells shares of the Company’s Common Stock to B. Riley. The Company expects that any proceeds received by the Company from such sales to B. Riley will be used for general corporate purposes.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than a prohibition (with certain limited exceptions) on entering into specified “Variable Rate Transactions” (as such term is defined in the Purchase Agreement) during the term of the Purchase Agreement. Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of the Company’s Common Stock after the date of issuance, or the Company’s effecting or entering into an agreement to effect an “equity line of credit” or other substantially similar continuous offering with a third party, in which the Company may offer, issue or sell Common Stock or any securities exercisable, exchangeable or convertible into Common Stock at a future determined price.

B. Riley has agreed that none of B. Riley, its sole member, any of their respective officers, or any entity managed or controlled by B. Riley or its sole member, will engage in or effect, directly or indirectly, for its own account or for the account of any other of such persons or entities, any short sales of the Common Stock or hedging transaction that establishes a net short position in the Common Stock during the term of the Purchase Agreement.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for the purposes of such agreements, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month next following the 24-month anniversary of the Commencement Date, (ii) the date on which B. Riley shall have purchased from the Company under the Purchase Agreement shares of Common Stock for an aggregate gross purchase price of $100,000,000, (iii) the date on which the Common Stock shall have failed to be listed or quoted on Nasdaq or another U.S. national securities exchange identified as an “eligible market” in the Purchase Agreement, (iv) the 30th trading day after the date on which the Company commences a voluntary proceeding or any third party commences a bankruptcy proceeding against the Company that is not discharged or dismissed prior to such trading day, and (v) the date on which a bankruptcy custodian is appointed for all or substantially all of the Company’s property or the Company makes a general assignment for the benefit of creditors.

The Company has the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon five (5) trading days’ prior written notice to B. Riley. B. Riley has the right to terminate the Purchase Agreement upon five (5) trading days’ prior written notice to the Company upon the occurrence of certain events set forth in the Purchase Agreement. The Company and B. Riley may also agree to terminate the Purchase Agreement by mutual written consent, provided that no termination of the Purchase Agreement will be effective until the fifth trading day immediately following the settlement date related to any pending Purchase that has not been fully settled in accordance with the Purchase Agreement. Neither the Company nor B. Riley may assign or transfer their respective rights and obligations under the Purchase Agreement or the Registration Rights Agreement.

As consideration for B. Riley’s commitment to purchase shares of Common Stock at the Company’s direction upon the terms and subject to the conditions set forth in the Purchase Agreement, upon execution of the Purchase Agreement, the Company issued 573,381 Commitment Shares to B. Riley. In addition, the Company reimbursed $75,000 of reasonable legal fees and disbursements of B. Riley’s legal counsel in connection with the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to, and incorporate herein by reference, the full text of the Purchase Agreement and the Registration Rights Agreement, which are filed herewith as Exhibit 10.1 and Exhibit 10.2, respectively.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any Shares, nor shall there be any sale of Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Item 3.02.	Unregistered Sales of Equity Securities.

The information contained above in Item 1.01 is hereby incorporated by reference into this Item 3.02.

In the Purchase Agreement, B. Riley represented to the Company, among other things, that it is an institutional “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act). The securities referred to in this current report on Form 8-K are being issued and sold by the Company to B. Riley in reliance upon the exemptions from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

On July 21, 2022, the Company issued a press release (the “Press Release”) announcing the Purchase Agreement. A copy of the Press Release is furnished as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

The information in this Item 7.01 of the Form 8-K, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1*	Common Stock Purchase Agreement, dated as of July 20, 2022, by and between Core Scientific, Inc. and B. Riley Principal Capital II, LLC

10.2*	Registration Rights Agreement, dated as of July 20, 2022, by and between Core Scientific, Inc. and B. Riley Principal Capital II, LLC

99.1	Press Release, dated July 21, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Core Scientific, Inc.
Dated: July 21, 2022

	By:	/s/ Todd M. DuChene
	Name:	Todd M. DuChene
	Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary